# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Walmart Inc., CIK 0000104169
CUSIP: 931142103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Customer Drive, Bentonville, Arkansas (AR), 72716
Date of event which requires filing of this statement: 02/27/2026
Amends the filing with accession number 0001140361-24-049960
Filed by CIK 0001535243
Persons authorized to receive notices and communications: Erron W. Smith, P.O. Box 1508, Bentonville, Arkansas (AR), 72712, (479) 464-1500

## Reporting persons
- Walton Enterprises, LLC (CIK 0001535243): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 3,523,409,231; shared voting power 0; sole dispositive power 3,002,673,393; shared dispositive power 0; aggregate amount beneficially owned 3,523,409,231 (44.21% of the class)
- Walton Family Holdings Trust: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 520,735,838; shared dispositive power 0; aggregate amount beneficially owned 520,735,838 (6.53% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Walmart Inc.
Address of issuer's principal executive offices: 1 Customer Drive, Bentonville, Arkansas (AR), 72716
Comment: Explanatory Note: This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by the Reporting Entities (Walton Enterprises and WFHT). This Amendment is being filed to, among other things, update the information regarding the Reporting Entities' beneficial ownership of shares of Common Stock of the Issuer reported in the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Entities on December 19, 2024 (the "Original Schedule 13D"). Except as otherwise provided, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
The twentieth and twenty-first sentences of Item 2(c) of the Original Schedule 13D with respect to Steuart L. Walton, a Trustee, are hereby amended and restated as follows:

Steuart L. Walton is Co-Founder of Game Aerospace, LLC, a manufacturer of carbon fiber aircraft and aircraft parts, and Co-Founder of Runway Group, LLC, a holding company that makes investments in real estate, outdoor initiatives, and hospitality. The principal business address of Game Aerospace, LLC and Runway Group, LLC is 125 W. Central Ave., Suite 300, Bentonville, AR 72712.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Entities are filing this Amendment to report dispositions of Common Stock of the Issuer that have decreased the amount of shares of Common Stock that WFHT and the Reporting Entities may be deemed to beneficially own by an amount greater than one percent of the outstanding shares of Common Stock of the Issuer as of December 4, 2024 as set forth in the Original Schedule 13D. The dispositions of shares of Common Stock were distributions of shares of Common Stock from WFHT to beneficiaries of WFHT and sales of shares of Common Stock by WFHT in order to meet investment, personal, and charitable objectives of the beneficiaries of WFHT.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and supplemented as follows:

In the table set forth in Exhibit 6, each reference to the percentage of Common Stock beneficially owned by a Schedule 13D Entity and Person for purposes of this Amendment is calculated using 7,970,166,964 shares of Common Stock outstanding as of December 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2025, filed on December 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Exhibit 6 hereto.
Transactions in the class effected during the past sixty days: See Exhibit 7 hereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Jim C. Walton has pledged 3,222,342 shares of Common Stock directly owned by him as security for certain lines of credit extended to a company not affiliated with the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 (Joint Filing Agreement), Exhibit 4 (Power of Attorney (Walton Enterprises)) and Exhibit 5 (Power of Attorney (WFHT)) of the Original Schedule 13D are incorporated herein by reference.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6 - Interest in Securities of the Issuer Table

Exhibit 7 - Transactions in Securities of the Issuer During the Past 60 Days Table

## Signatures
- Walton Enterprises, LLC: /s/ *, Carrie Walton Penner, in her capacity as trustee of WELLCO Mgmt Trust #1, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Alice Proietti, in her capacity as trustee of WELLCO Mgmt Trust #2, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Alice L. Walton, in her capacity as trustee of WELLCO Mgmt Trust #3, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Benjamin S. Walton, in his capacity as trustee of WELLCO Mgmt Trust #1, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, James M. Walton, in his capacity as trustee of WELLCO Mgmt Trust #2, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Jim C. Walton, in his capacity as trustee of WELLCO Mgmt Trust #2, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Lukas T. Walton, in his capacity as trustee of WELLCO Mgmt Trust #4, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, S. Robson Walton, in his capacity as trustee of WELLCO Mgmt Trust #1, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Samuel R. Walton, in his capacity as trustee of WELLCO Mgmt Trust #1, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Steuart L. Walton, in his capacity as trustee of WELLCO Mgmt Trust #2, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ *, Thomas L. Walton, in his capacity as trustee of WELLCO Mgmt Trust #2, a managing member of Walton Enterprises, LLC (03/03/2026)
- Walton Enterprises, LLC: /s/ Erron W. Smith, Erron W. Smith, Attorney-in-Fact* (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Carrie Walton Penner, in her capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Alice Proietti, in her capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Alice L. Walton, in her capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Benjamin S. Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, James M. Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Jim C. Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Lukas T. Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, S. Robson Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Samuel R. Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Steuart L. Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ *, Thomas L. Walton, in his capacity as trustee of Walton Family Holdings Trust (03/03/2026)
- Walton Family Holdings Trust: /s/ Erron W. Smith, Erron W. Smith, Attorney-in-Fact (03/03/2026)
Comment: Asterisk: By Erron W. Smith, Attorney-in-Fact, pursuant to a Power of Attorney dated December 18, 2024, filed as Exhibit 4 to the Original Schedule 13D and a Power of Attorney dated December 18, 2024, filed as Exhibit 5 to the Original Schedule 13D. See Item 7 hereto.